================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT

                               ------------------

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997
                                       OR
              [   ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ____________ TO ____________

                          COMMISSION FILE NUMBER 1-8661

     A. FULL TITLE OF THE PLAN: CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES.

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                   The Chubb Corporation (the "Corporation")

                             15 Mountain View Road

                                 P.O. Box 1615

                        Warren, New Jersey 07061 - 1615

================================================================================

                                 CAPITAL ACCUMULATION PLAN OF
                            THE CHUBB CORPORATION, CHUBB & SON INC.
                                 AND PARTICIPATING AFFILIATES

                        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                       DECEMBER 31, 1997

                                                            S&P 500      SHORT-TERM       CHUBB          FIXED
                                                             INDEX         INCOME      CORPORATION       INCOME       BALANCED
                                                              FUND          FUND        STOCK FUND        FUND          FUND
                                                            -------      ----------    -----------       ------       --------
                         Investments at fair value
                           (Notes 1 and 3)
                           Common Stock of The Chubb
                             Corporation................       --            --        $126,171,163        --            --
                           Mutual Funds.................  $102,642,333       --             --             --        $21,121,688
                           Investment in Equities.......       --            --             --             --            --
                           Fixed Income Securities......       --            --             --        $157,465,429       --
                           Money Market Fund -- Fidelity
                             Retirement Government Money
                             Market.....................       --        $7,104,033         --             --            --
                           Participant Loans............       --            --             --             --            --
                         Participants' transfers
                           receivable (payable) between
                           Funds........................       --            --             --             --            --
                                                          ------------   ----------    ------------   ------------   -----------
                             Net Assets Available for
                               Benefits at December 31,
                               1997.....................  $102,642,333   $7,104,033    $126,171,163   $157,465,429   $21,121,688
                                                          ============   ==========    ============   ============   ===========

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 YEAR ENDED DECEMBER 31, 1997

                         Contributions
                           Employers:
                             Pay conversion.................................  $  4,300,469   $  305,892    $  3,928,203
                             Matching.......................................     2,580,238      214,618       2,545,849
                                                                              ------------   ----------    ------------
                                 Total employers............................     6,880,707      520,510       6,474,052
                           Participants.....................................       153,670        7,848         118,819
                           Rollovers........................................       995,581       81,362         850,258
                         Loan repayments....................................     2,297,393      228,399       2,790,346
                         Interest...........................................        13,949      154,587          41,064
                         Dividends..........................................     2,021,221      180,487       1,007,881
                         Net appreciation/(depreciation) in fair value of
                           assets...........................................    24,322,835       --          38,364,289
                         Participants' transfer between Funds...............      (671,873)     203,758      (7,235,073)
                         Distributions to participants......................   (17,429,816)  (1,109,697)    (14,211,652)
                         Forfeitures........................................      (126,293)     248,359         (98,107)
                                                                              ------------   ----------    ------------
                         Increase (decrease) in Net Assets Available for
                           Benefits during the year.........................    18,457,374      515,613      28,101,877
                         Net Assets Available for Benefits at December 31,
                           1996.............................................  $ 84,184,959   $6,588,420    $ 98,069,286
                                                                              ------------   ----------    ------------
                           Net Assets Available for Benefits at December 31,
                             1997...........................................  $102,642,333   $7,104,033    $126,171,163
                                                                              ============   ==========    ============

                         Contributions
                           Employers:
                             Pay conversion.................................  $  4,811,636   $ 1,478,377
                             Matching.......................................     3,187,272       873,214
                                                                              ------------   -----------
                                 Total employers............................     7,998,908     2,351,591
                           Participants.....................................       250,631        46,325
                           Rollovers........................................       976,323       505,435
                         Loan repayments....................................     3,213,779       678,781
                         Interest...........................................    10,250,890            26
                         Dividends..........................................       --          2,362,975
                         Net appreciation/(depreciation) in fair value of
                           assets...........................................       --            783,218
                         Participants' transfer between Funds...............    (9,599,295)      924,971
                         Distributions to participants......................   (20,391,529)   (2,626,102)
                         Forfeitures........................................       (63,476)      (37,617)
                                                                              ------------   -----------
                         Increase (decrease) in Net Assets Available for
                           Benefits during the year.........................    (7,363,769)    4,989,603
                         Net Assets Available for Benefits at December 31,
                           1996.............................................  $164,829,198   $16,132,085
                                                                              ------------   -----------
                           Net Assets Available for Benefits at December 31,
                             1997...........................................  $157,465,429   $21,121,688
                                                                              ============   ===========

                                    See accompanying notes.

        GROWTH
       EQUITIES      INTERNATIONAL   EMERGING MARKETS   LONG-TERM       VALUE         OTC       PARTICIPANT        TOTAL
         FUND         EQUITY FUND      EQUITY FUND      BOND FUND    EQUITY FUND      FUND         LOANS         ALL FUNDS
       --------      -------------   ----------------   ---------    -----------      ----      -----------      ---------
          --              --              --               --            --            --           --          $126,171,163
      $45,977,286     $13,112,222       $7,430,013         --            --            --           --           190,283,542
          --              --              --               --        $35,448,349   $2,396,302       --            37,844,651
          --              --              --            $8,988,930       --            --           --           166,454,359
          --              --              --               --            --            --           --             7,104,033
          --              --              --               --            --            --       $21,475,536       21,475,536
          --              --              --               --            --            --           --               --
      -----------     -----------       ----------      ----------   -----------   ----------   -----------     ------------
      $45,977,286     $13,112,222       $7,430,013      $8,988,930   $35,448,349   $2,396,302   $21,475,536     $549,333,284
      ===========     ===========       ==========      ==========   ===========   ==========   ===========     ============







      $ 3,735,560     $ 1,220,583      $ 1,352,571      $  635,886    $2,309,570    $   60,573   $    --        $ 24,139,320
        2,117,886         686,080          773,545         383,602     1,306,192        32,420        --          14,700,916
      -----------     -----------      -----------      -----------   -----------   ----------   ------------   ------------
        5,853,446       1,906,663        2,126,116       1,019,488     3,615,762        92,993        --          38,840,236
          139,065          47,660           51,935          24,187        96,649         3,078        --             939,867
          723,087         177,542          104,538         147,506       725,532        53,327        --           5,340,491
        1,552,282         552,516          565,125         295,310     1,026,858        27,501    (13,228,290)       --
               61              24               24           7,008            32        --          1,888,986     12,356,651
        4,237,789         475,949           97,254         590,492     1,081,529       130,219        --          12,185,796
        4,376,139         935,216       (3,938,500)         47,329     6,149,317      (318,268)       --          70,721,575
         (797,641)        (40,183)      (3,253,493)      1,773,474     4,752,882     2,415,350     11,527,123        --
       (6,928,489)     (2,518,528)      (2,620,151)     (1,227,126)   (3,696,077)       (7,820)    (2,284,089)   (75,051,076)
         (138,630)        (41,828)         (55,098)        (14,491)      (64,486)          (78)       --            (391,745)
      -----------     -----------      -----------      -----------   -----------   ----------   ------------   ------------
        9,017,109       1,495,031       (6,922,250)      2,663,177    13,687,998     2,396,302     (2,096,270)    64,941,795
      $36,960,177     $11,617,191      $14,352,263      $6,325,753    $21,760,351       --       $ 23,571,806   $484,391,489
      -----------     -----------      -----------      -----------   -----------   ----------   ------------   ------------
      $45,977,286     $13,112,222      $ 7,430,013      $8,988,930    $35,448,349   $2,396,302   $ 21,475,536   $549,333,284
      ===========     ===========      ===========      ===========   ===========   ==========   ============   ============

                                  CAPITAL ACCUMULATION PLAN OF
                            THE CHUBB CORPORATION, CHUBB & SON INC.
                                  AND PARTICIPATING AFFILIATES

                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                       DECEMBER 31, 1996

                                                            S&P 500     SHORT-TERM       CHUBB         FIXED
                                                             INDEX        INCOME      CORPORATION      INCOME       BALANCED
                                                             FUND          FUND       STOCK FUND        FUND          FUND
                                                            -------     ----------    -----------      ------       --------
                         Investments at fair value
                           (Notes 1 and 3)
                           Common Stock of The Chubb
                             Corporation................           --           --    $96,024,482             --            --
                           Mutual Funds.................  $84,580,098           --            --              --   $15,834,784
                           Investment in Equities.......           --           --            --              --            --
                           Fixed Income Securities......           --           --            --    $161,099,199            --
                           Pooled Investments:
                             US Government Money Market
                               Fund.....................           --   $6,562,036     2,215,750       3,223,769            --
                             EGSF Venture Capital
                               Fund.....................       10,433           --            --              --            --
                           Participant Loans............           --           --            --              --
                         Accrued Income.................           --       26,950       492,429          12,873            --
                         Participants' transfers
                           receivable (payable) between
                           Funds........................     (405,572)        (566)     (663,375)        493,357       297,301
                                                          -----------   ----------    -----------   ------------   -----------
                             Net Assets Available for
                               Benefits at December 31,
                               1996 (Note 4)............  $84,184,959   $6,588,420    $98,069,286   $164,829,198   $16,132,085
                                                          ===========   ==========    ===========   ============   ===========

                            See accompanying notes.

     GROWTH
    EQUITIES      INTERNATIONAL   EMERGING MARKETS   LONG-TERM       VALUE      PARTICIPANT      TOTAL
      FUND         EQUITY FUND      EQUITY FUND      BOND FUND    EQUITY FUND      LOANS       ALL FUNDS
    --------      -------------   ----------------   ---------    -----------   -----------    ---------
            --              --               --             --            --             --   $ 96,024,482
   $36,984,067     $11,441,815      $14,405,711             --            --             --    163,246,475
            --              --               --             --    $21,621,712            --     21,621,712
            --              --               --      $6,221,912           --             --    167,321,111
            --              --               --         61,418            --             --     12,062,973
            --              --               --             --            --             --         10,433
            --              --               --             --            --    $23,571,806     23,571,806
            --              --               --            245            --             --        532,497
       (23,890)        175,376          (53,448)        42,178       138,639             --             --
   -----------     -----------      -----------      ----------   -----------   -----------   ------------
    36,960,177
   $               $11,617,191      $14,352,263      $6,325,753   $21,760,351   $23,571,806   $484,391,489
   ===========     ===========      ===========      ==========   ===========   ===========   ============

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment valuation

     The Plan's assets at December 31, 1997 are held by Fidelity Management Trust Company, as successor trustee to The Chase Manhattan Bank, N.A. in a trust established effective July 1, 1997 for the benefit of the participants of the Plan and at December 31, 1996, the Plan's assets were held by The Chase Manhattan Bank, N.A. in a trust established effective January 1, 1994 for the benefit of the participants of the Plan (the "Trust Fund").

     The Trust Fund's assets are valued as follows:

        - Marketable equity and debt securities traded on a national securities exchange are valued at the last reported sale price on the last business day of the year. Such securities traded in the over-the-counter market are valued at the closing bid price on the last business day of the calendar year.

        - Interests in commingled trust funds, mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

        - Participants' notes are valued at the unpaid principal balances, with maturities ranging from one to ten years. Notes executed during the period January 1, 1984 through September 30, 1989, bear interest at a rate which is one percent less than the 90-day Treasury Bill rate as established by the Federal Reserve Bank at its offering immediately preceding the valuation date next preceding the valuation date on which the loan is made, except that the rate shall not exceed the guaranteed annual rate of return of the Fixed Income Fund for the quarter ending on the applicable valuation date next preceding the valuation date on which the loan is made, nor the maximum rate permitted by applicable law. Notes executed during the period September 30, 1989 through March 20, 1994 bear interest at a rate which is equal to the prime rate charged by Citibank, N.A. as of the applicable valuation date next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law. Notes executed after March 20, 1994 bear interest at a rate which is equal to the prime rate as reported in the Wall Street Journal on the last business day of the month next preceding the valuation date on which the loan is made, rounded up to the next whole integer, except that the rate shall not exceed the maximum rate permitted by applicable law.

        - The underlying investments of the Fixed Income Fund are contracts with insurance companies and banks under which each insurance company or bank agrees to pay a rate of interest equal to or in excess of the rate initially guaranteed for a specified period of time. These investment contracts are fully benefit responsive and are valued at contract value, which approximates fair value therefore, no valuation reserve is required. Contract value represents contributions to the fund plus interest accrued less redemptions. The crediting interest rates for both calendar year 1997 and 1996 ranged from 5.37% to 7.89%. Generally, crediting interest rates reset quarterly or annually. However, some rates extend through the maturity date of the contract. The average yield for the calendar years 1997 and 1996 were 6.7% and 6.6%, respectively. These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

  Security transactions

     Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1997 AND 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Administrative and investment management expenses

     All expenses related to the administration of the Plan and all fees paid to the trustee and other investment managers for the management of the Plan's investments, except for brokerage commissions and transfer taxes are expected, but not required to be paid by The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates (the "Employers" or "Plan Sponsors"). The Plan Administrator, the Profit Sharing Committee, is authorized to charge Participants account maintenance fees.

     In 1997 and 1996, virtually all expenses were paid by the employers on behalf of the Plan.

  Income tax status

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 22, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore the trust established under the Plan is tax-exempt. The Plan administrator and its counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  PLAN DESCRIPTION

     The following is an overall description of the Plan. More detailed information may be obtained in the Plan document which is maintained by the Plan Administrator.

     The Plan is a defined contribution plan. Generally, each employee is eligible to participate in the Plan either upon the completion of one year of service and the attainment of age 21 or the completion of two years of service.

     Under the Plan, a participant may elect to have part of his or her salary otherwise due from the Employer contributed to the Plan by such Employer on a pre-tax basis (the employer pay conversion contribution) or after tax basis (participant contribution). The Plan is funded on a bi-weekly basis. Pre-tax contributions are subject to an annual limitation of $9,500 in 1997 and 1996, which may be increased annually based on the Consumer Price Index. A participant's pre-tax pay conversion contributions are matched dollar for dollar up to the first 4% of compensation (the employer matching contribution). In addition, employees may make rollover contributions from other qualified plans.

     The Plan allows each participant the option of investing his or her own contribution and his or her share of the employer's matching contribution in several investment funds. Effective July 1, 1997, one additional fund, the Over The Counter Fund ("OTC Fund") was added to the Plan. Participants may, subject to limitations, transfer their investments between funds at their own request. Generally, the investments of the individual funds are managed by several outside investment managers, subject to the Plan's guidelines. Through October 30, 1996, Chubb Equity Managers, Inc., a subsidiary of The Chubb Corporation, was the investment manager of the Value Equity Fund.

     A separate account is maintained for each participant. Each participant employed prior to December 31, 1992 has a 100% vested nonforfeitable interest in all units credited to his or her account. A participant hired after December 31, 1992 is required to complete five years of service in order to have a 100% vested

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1997 AND 1996

2.  PLAN DESCRIPTION -- (CONTINUED)
nonforfeitable interest in units credited to his or her account attributable to the employer matching contribution and earnings on the employer matching contribution. Service with affiliated non-participating companies is considered in calculating vesting and participation service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions or pay plan expenses.

     A participant may withdraw any amount which does not exceed the aggregate current value of his or her own contributions, subject to certain limitations. In the event of financial hardship, there are provisions, subject to limitations and penalties, which will permit an active participant to withdraw certain other amounts from his or her account. All withdrawals must be in cash.

     Participants may obtain loans from the Plan pursuant to the provisions specified in the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's biweekly paychecks, and the outstanding principal amounts of any loans can be prepaid on any applicable valuation date. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's rights to receive further loans under the Plan.

     Upon retirement, the balance in a participant's account is payable to him or her in a lump sum or in annual installments over 5, 10 or 15 years or over a period equal to his or her life expectancy or to the joint life expectancies of the participant and his or her spousal beneficiary. In addition to these options, a participant may elect to defer the lump sum payment or the commencement of annual installments until the day following any applicable valuation date, then elected by him or her, which is not later than the April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2. In the event of termination of employment other than by reason of retirement or death, a participant will receive the balance in his or her separate account in a lump sum payment. However, if the value in the participant's account is greater than a certain limit, the participant may choose either to receive the lump sum distribution or to leave the units invested in the Plan until age 65, disability or death. If a participant dies, before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as received by the participant prior to death, or (c) installment payments in accordance with the Plan, regardless of method received by participant prior to death.

     Upon request, any lump sum distribution to a participant or his or her beneficiary from The Chubb Corporation Stock Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

     While the Employers have not expressed any intent to terminate the Plan, they are free to do so at any time subject to the provisions of ERISA. In the event of such a termination, each affected participant is entitled to receive the value of his or her account.

3.  INVESTMENTS

     The Trust Fund is managed by Fidelity Management Trust Company (the "Trustee") successor to the The Chase Manhattan Bank, N.A., effective July 1, 1997, a fiduciary with respect to the Plan under an agreement with the Employers. The Trust Fund's assets are held or accounted for by the Trustee under a trust agreement. The Trustee and certain investment managers have full discretionary authority for the purchase and sale of investments subject to certain limitations on the composition of the portfolio as specified in the trust agreement.

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1997 AND 1996

3.  INVESTMENTS -- (CONTINUED)
     The following table presents investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                         DECEMBER 31, 1997               DECEMBER 31, 1996
                                    ----------------------------    ----------------------------
                                        COST         FAIR VALUE         COST         FAIR VALUE
                                        ----         ----------         ----         ----------
Fixed Income Securities
  Investments in Insurance and
     Bank Contracts...............  $157,465,429    $157,465,429    $161,099,199    $161,099,199
  Bond Mutual Fund................     8,856,360       8,988,930       6,069,848       6,221,912
                                    ------------    ------------    ------------    ------------
          Subtotal................  $166,321,789    $166,454,359    $167,169,047    $167,321,111
                                    ------------    ------------    ------------    ------------
The Chubb Corporation Common
  Stock...........................  $ 45,605,755    $126,171,163    $ 44,962,569    $ 96,024,482
Investments in Equities
  Strong Schafer Value Fund.......  $ 29,256,569    $ 35,448,349    $ 20,681,783    $ 21,621,712
  OTC Fund........................     2,690,353       2,396,302         --              --
                                    ------------    ------------    ------------    ------------
                                    $ 31,946,922    $ 37,844,651    $ 20,681,783    $ 21,621,712
Mutual Funds
  Spartan U.S. Equity Index
     Fund.........................  $ 95,191,945    $102,642,333    $ 58,752,264    $ 84,580,098
  Fidelity Contrafund Fund........    37,881,663      45,977,286      31,050,295      36,984,067
  Other...........................    43,309,383      41,663,923      38,951,262      41,682,310
                                    ------------    ------------    ------------    ------------
          Subtotal................  $176,382,991    $190,283,542    $128,753,821    $163,246,475
                                    ------------    ------------    ------------    ------------
Money Market Funds................  $  7,104,033    $  7,104,033    $ 12,068,725    $ 12,073,406
Participant Loans (maturing from
  January 1998 to December 2007
  with interest rates from 4.64%
  to 11%).........................  $ 21,475,536    $ 21,475,536    $ 23,571,806    $ 23,571,806
                                    ------------    ------------    ------------    ------------
          TOTAL...................  $448,837,027    $549,333,284    $397,207,751    $483,858,992
                                    ============    ============    ============    ============

4.  UNITS OF PARTICIPATION AND VALUES

     The interest of an employee in the investment chosen is represented by units of participation. Effective July 1, 1997, investment values are reported in shares rather than units, in order for participants to more easily track fund performance. The number and value of shares or units at the quarterly valuation dates for the years ended December 31, 1997 and 1996 were as follows:

                                                                NUMBER OF                       NUMBER OF     NET ASSET
                                                               SHARES/UNITS     NET ASSET         UNITS         VALUE
                                                                 HELD BY        VALUE PER        HELD BY         PER
                                                               PARTICIPANTS    SHARES/UNIT    PARTICIPANTS       UNIT
                                                              --------------   ------------   -------------   ----------
                                                                    DECEMBER 31, 1997             DECEMBER 31, 1996
                                                              -----------------------------   --------------------------
S&P 500 Index Fund..........................................    2,934,314.83      $34.98        283,437.539    $296.51
Short-Term Income Fund......................................    7,104,032.84        1.00         63,823.792     102.78
Chubb Corporation Stock Fund................................   11,106,616.44       11.36        169,965.367     576.45
Fixed Income Fund...........................................  157,465,429.30        1.00      2,943,744.330      55.89
Balanced Fund...............................................      986,073.19       21.42      1,123,532.807      14.36
Growth Equities Fund........................................      986,002.26       46.63        221,570.939      16.71
International Equity Fund...................................      812,909.02       16.13        943,926.060      12.30
Emerging Markets Equity Fund................................      824,640.70        9.01      1,024,989.426      14.00
Long-Term Bond Fund.........................................      754,104.88       11.92        502,219.969      12.59
Value Equity Fund...........................................      554,747.25       63.90      1,372,171.144      15.85
OTC Fund....................................................       71,638.33       33.45           --            --

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                           DECEMBER 31, 1997 AND 1996

4.  UNITS OF PARTICIPATION AND VALUES -- (CONTINUED)

                                                                NUMBER OF                       NUMBER OF
                                                               SHARES/UNITS     NET ASSET         UNITS       NET ASSET
                                                                 HELD BY        VALUE PER        HELD BY        VALUE
                                                               PARTICIPANTS    SHARES/UNIT    PARTICIPANTS     PER UNIT
                                                              --------------   ------------   -------------   ----------
                                                                   SEPTEMBER 30, 1997             SEPTEMBER 30, 1996
                                                              -----------------------------   --------------------------
S&P 500 Index Fund..........................................    2,967,886.55      $34.31        278,885.769    $273.77
Short-Term Income Fund......................................    6,676,579.05        1.00         66,741.220     101.54
Chubb Corporation Stock Fund................................   11,314,927.58       10.65        177,931.350     491.65
Fixed Income Fund...........................................  156,678,115.05        1.00      2,950,902.900      55.00
Balanced Fund...............................................      877,376.08       23.07      1,018,605.896      13.74
Growth Equities Fund........................................      900,187.33       51.61      2,112,318.948      15.40
International Equity Fund...................................      798,835.59       17.48        870,694.060      12.00
Emerging Markets Equity Fund................................      903,580.99       12.46        986,305.034      13.38
Long-Term Bond Fund.........................................      626,313.45       12.22        467,640.466      12.12
Value Equity Fund...........................................      522,217.58       67.29      1,299,803.102      14.25
OTC Fund....................................................       47,898.67       39.31           --            --

                                                                      JUNE 30, 1997                 JUNE 30, 1996
                                                              -----------------------------   --------------------------
S&P 500 Index Fund..........................................      264,204.54     $358.31        276,596.175    $265.70
Short-Term Income Fund......................................       56,603.82      105.34         67,876.302     100.28
Chubb Corporation Stock Fund................................      159,491.05      721.76        180,690.957     529.50
Fixed Income Fund...........................................    2,763,478.40       57.71      2,971,994.281      54.10
Balanced Fund...............................................    1,155,278.59       15.90        967,910.730      13.40
Growth Equities Fund........................................    2,212,965.62       18.59      2,070,339.946      14.94
International Equity Fund...................................      897,771.19       13.99        845,800.479      12.12
Emerging Markets Equity Fund................................      927,161.64       14.50      1,012,634.265      13.29
Long-Term Bond Fund.........................................      490,132.69       13.08        438,547.483      11.85
Value Equity Fund...........................................    1,557,625.73       18.48      1,257,728.556      14.14
OTC Fund....................................................        --            --               --            --

                                                                     MARCH 31, 1997                 MARCH 31, 1996
                                                              -----------------------------   --------------------------
S&P 500 Index Fund..........................................      281,513.33     $304.11        269,431.175    $254.37
Short-Term Income Fund......................................       60,712.23      104.03         69,818.270      99.08
Chubb Corporation Stock Fund................................      168,891.47      580.83        182,067.039     496.38
Fixed Income Fund...........................................    2,859,649.97       56.79      3,020,451.124      53.24
Balanced Fund...............................................    1,198,251.47       14.53        923,300.124      13.00
Growth Equities Fund........................................    2,348,727.40       16.47      1,835,551.111      14.49
International Equity Fund...................................      961,789.80       12.34        750,107.566      11.73
Emerging Markets Equity Fund................................    1,046,141.02       13.04        954,681.949      13.69
Long-Term Bond Fund.........................................      506,739.95       12.60        425,322.911      11.71
Value Equity Fund...........................................    1,539,665.82       15.98      1,142,002.994      13.55
OTC Fund....................................................        --            --               --            --

5.  FUND BALANCES DUE PARTICIPANTS

     Amounts allocated to accounts of Participants who have withdrawn from participation in the Plan at December 31, 1997 were $19,682 compared with $517,510 in 1996.

     For the purpose of preparing the Plan's Form 5500, the Department of Labor Rules and Regulations require that these amounts be reported as liabilities. Distributions to Participants on Form 5500 also differ for this reason.

6.  YEAR 2000 ISSUE (UNAUDITED)

     The Plan Sponsors have developed a plan to modify its internal information technology to be ready for the year 2000 and have begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsors currently expect the project to be substantially complete by early 1999. The Plan Sponsors do not expect this project to have a significant effect on plan operations.

                                                                 EIN: 13-2595722
                                                                 PLAN 002

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1997

                                                    # OF UNITS                     CONTRACT OR
              SECURITY DESCRIPTION                  OR SHARES          COST         FAIR VALUE
              --------------------                  ----------         ----        -----------
Fixed Income Securities
  CNA Insurance Company..........................             1    $  6,503,281    $  6,503,281
     Contract #GP13027-016, due on 3/31/99, at
       6.69%
  CNA Insurance Company..........................             1      14,058,966      14,058,966
     Contract #GP13027, Division 006, due in
       equal maturities on 9/30/99 and 12/31/99,
       at 7.83%
  Hartford Life Insurance Company................             1      10,119,363      10,119,363
     Contract #GA9655, due in equal maturities on
       3/31/98, 6/30/98, 9/30/98 and 12/31/98, at
       5.92%
  John Hancock Life Insurance Company............             1      15,190,865      15,190,865
     Contract #7836, due in equal maturities on
       3/31/2000 and 9/30/2000, at 7.33%
  John Hancock Life Insurance Company............             1       6,516,172       6,516,172
     Contract #8642, due on 3/31/2001, at 6.86%
  Pacific Mutual Life Insurance Company..........             1      10,108,288      10,108,288
     Contract #G-25863-02, due in equal
       maturities on 3/31/98, 6/30/98, 9/30/98
       and 12/31/98, at 5.90%
  Pacific Mutual Life Insurance Company..........             1       7,628,308       7,628,308
     Contract #G25863-03, due 6/30/99, at 7.34%
  Peoples Life Insurance Company.................             1       3,345,769       3,345,769
     Contract BDA 00602FR, due on 6/30/2000, at
       6.45%
  Peoples Life Insurance Company.................             1      14,084,924      14,084,924
     Contract #BDA00666FR-00, due in equal
       maturities on 9/30/99 and 12/31/99, at
       7.89%
  Peoples Life Insurance Company.................             1       6,887,286       6,887,286
     Contract #BDA00667FR-00, due on 6/30/2000,
       at 6.33%
  Principal Mutual Life Insurance Company........             1      15,198,668      15,198,668
     Contract #3-15670, due in equal maturities
       on 3/31/2000 and 9/30/2000, at 7.35%
  Principal Mutual Life Insurance Company........             1       6,898,733       6,898,733
     Contract #3-16924, due on 12/31/2000, at
       6.41%
  Provident National Assurance Company...........             1      10,140,466      10,140,466
     Contract #627-05490, due on 3/31/98,
       6/30/98, 9/30/98 and 12/31/98, at 5.97%
  Prudential Asset Management....................             1       9,099,074       9,099,074
     Contract #6529-212, due in equal maturities
       on 3/31/98, 6/30/98, 9/30/98 and 12/31/98,
       at 6.04%
  Prudential Asset Management....................             1      16,179,717      16,179,717
     Contract #6529-213, due in equal maturities
       on 3/31/98, 6/30/98, 9/30/98 and 12/31/98,
       at 5.37%

                                                                 EIN: 13-2595722
                                                                        PLAN 002

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                  AND PARTICIPATING AFFILIATES -- (CONTINUED)

                     ITEM 27A -- ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1997

                                                    # OF UNITS                     CONTRACT OR
              SECURITY DESCRIPTION                  OR SHARES          COST         FAIR VALUE
              --------------------                  ----------         ----        -----------
  Short Term Interest Fund.......................                  $  5,505,549    $  5,505,549
  MAS Funds Fixed Income Portfolio...............    754,104.86       8,856,360       8,988,930
                                                                   ------------    ------------
     Subtotal....................................                  $166,321,789    $166,454,359
                                                                   ------------    ------------
The Chubb Corporation Common Stock...............    11,106,616    $ 45,605,755    $126,171,163
                                                                   ------------    ------------
Investments in Equities (Common stock unless
  otherwise noted)
  Strong Schafer Value Fund......................    554,747.25    $ 29,256,569    $ 35,448,349
  OTC Fund.......................................     71,638.33       2,690,353       2,396,302
                                                                   ------------    ------------
     Subtotal....................................                  $ 31,946,922    $ 37,844,651
                                                                   ------------    ------------
Mutual Funds
  Colonial Tr VII Newport Tiger Fund Class Z.....    824,640.70    $  9,690,034    $  7,430,013
  Spartan U.S. Equity Index Fund.................  2,934,314.83      95,191,946     102,642,333
  Columbia Balanced Fund.........................    986,073.19      19,873,287      21,121,688
  Fidelity Contrafund Fund.......................    986,002.28      37,881,663      45,977,286
  Fidelity Diversified International Fund........    812,809.02      13,746,062      13,112,222
                                                                   ------------    ------------
     Subtotal....................................                  $176,382,992    $190,283,542
                                                                   ------------    ------------
Money Market Fund -- Fidelity Retirement
  Government Money Market Portfolio..............  7,104,032.84    $  7,104,033    $  7,104,033
Participant Loans (Maturities January 1998 to
  December 2007, Rates 4.64% to 11%).............                  $ 21,475,536    $ 21,475,536
                                                                   ------------    ------------
       TOTAL.....................................                  $448,837,027    $549,333,284
                                                                   ============    ============

                                                                 EIN: 13-2595722
                                                                        PLAN 002

                          CAPITAL ACCUMULATION PLAN OF
                    THE CHUBB CORPORATION, CHUBB & SON INC.
                          AND PARTICIPATING AFFILIATES

               EXHIBIT 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS
                               DECEMBER 31, 1997

                                                                 SALE OR        COST OF         NET
                                  NUMBER OF       PURCHASE      REDEMPTION      ASSETS         GAIN
                                 TRANSACTIONS      PRICE          PRICE          SOLD         (LOSS)
                                 ------------     --------      ----------      -------       ------
Category (iii) -- Series of
  transactions in excess of 5%
  of plan assets:
  Fixed Income Fund............      332        $ 21,047,740   $ 31,678,587   $31,678,587            --
  Chubb Corporation Stock
     Fund......................      234        $  9,704,319   $ 19,044,228   $10,183,434   $ 8,860,794
  Short Term Income Fund.......      628        $146,937,867   $ 54,876,063   $54,876,063            --
  S&P 500 Index Fund...........      355        $ 14,512,650   $115,439,591   $72,739,235   $42,700,356

There were no category (i) or (ii) or (iv) reportable transactions during 1997.

                         REPORT OF INDEPENDENT AUDITORS

The Profit Sharing Committee
Capital Accumulation Plan of The Chubb Corporation,
Chubb & Son Inc. and Participating Affiliates

     We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates as of December 31, 1997 and 1996, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates at December 31, 1997 and 1996 and the Changes in its Net Assets Available for Plan Benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ERNST & YOUNG LLP

New York, New York
June 26, 1998

                            ------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form S-8:
No. 33-12208, No. 33-29185, No. 33-30020, No. 33-49230 and No. 33-49232)
pertaining to the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates and in the related Prospectuses of our report dated June 26, 1998 with respect to the financial statements and schedules of the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

                                          ERNST & YOUNG LLP

New York, New York
June 26, 1998

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PROFIT SHARING COMMITTEE OF THE CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION, CHUBB & SON INC. AND PARTICIPATING AFFILIATES HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   CAPITAL ACCUMULATION PLAN OF
                                     THE CHUBB CORPORATION, CHUBB & SON INC. and
                                     PARTICIPATING AFFILIATES

                                                 By:     DONALD B. LAWSON
                                                    --------------------------
                                                    DONALD B. LAWSON, A MEMBER
                                                    OF THE PROFIT SHARING
                                                    COMMITTEE

Dated:  June 26, 1998